Subject to Completion
             Preliminary Pricing Supplement dated January 26, 2006

PRICING SUPPLEMENT
------------------
(To prospectus supplement and prospectus dated February 25, 2005)
Pricing Supplement Number:

                                [LOGO OMITTED]
                                1,000,000 Units
                           Merrill Lynch & Co., Inc.
                          Medium-Term Notes, Series C
                    95% Principal Protected Crude Oil Notes
                             due February  , 2011
                                 (the "Notes")
                         $10 principal amount per unit

The Notes:                              Payment on the maturity date:

o  The Notes are designed for           o  The amount you receive on the
   investors who are willing to            maturity date per unit will be
   forego interest payments on the         based upon the direction and
   Notes in exchange for the ability       percentage change in the price of
   to participate in possible              the front-month light, sweet crude
   increases in the settlement price       oil futures contract over the term
   of the then current front-month         of the Notes. If this price:
   light, sweet crude oil futures
   contract traded on the New York         o  has increased, you will receive a
   Mercantile Exchange ("NYMEX").             payment per unit equal to $9.50
   Investors must also be willing to          plus a supplemental redemption
   risk losing up to $.50 per unit of         amount expected to be between 135%
   their investment if the price of           and 145% of the percentage
   the front-month light, sweet crude         increase; or
   oil futures contract decreases or
   does not increase sufficiently          o  has decreased or has not increased
   over the term of the Notes.                sufficiently, you will receive
                                              less than the $10 original
o  95% principal protection on the            offering price per unit, which
   maturity date.                             results in a loss of some of your
                                              investment; in no event, however,
o  There will be no payments prior to         will you receive less than $9.50
   the maturity date and we cannot            per unit.
   redeem the Notes prior to the
   maturity date.                       o  The price of the front-month light,
                                           sweet crude oil futures contract must
o  The Notes will not be listed on         increase by a percentage expected to
   any securities exchange.                be between approximately 3.45% and
                                           3.70%, subject to the actual
o  The Notes will be senior unsecured      participation rate, in order for
   debt securities of Merrill Lynch &      you to receive at least the $10
   Co., Inc. and part of a series          original public offering price per
   entitled "Medium-Term Notes,            unit.
   Series C" and will have the CUSIP
   No.                 .

o  The settlement date is expected to
   be February         , 2006.

      Information included in this pricing supplement supersedes information in the accompanying prospectus supplement and prospectus to the extent that it is different from that information.

      Investing in the Notes involves risks that are described in the "Risk Factors" section beginning on page PS-7 of this pricing supplement and the accompanying prospectus supplement.

                            _______________________

                                                                Per Unit   Total
                                                                --------   -----
     Public offering price (1)................................   $10.00      $
     Underwriting discount (1)................................     $.25      $
     Proceeds, before expenses, to Merrill Lynch & Co., Inc...    $9.75      $
     (1) The public offering price and the underwriting discount for any single transaction to purchase between 100,000 to 299,999 units will be $9.95 per unit and $.20 per unit, respectively, for any single transaction to purchase between 300,000 to 499,999 units will be $9.90 per unit and $.15 per unit, respectively, and for any single transaction to purchase 500,000 units or more will be $9.85 per unit and $.10 per unit, respectively.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
                            _______________________

                              Merrill Lynch & Co.
                            _______________________
           The date of this pricing supplement is January   , 2006.

                               TABLE OF CONTENTS

                              Pricing Supplement

SUMMARY INFORMATION--Q&A...................................................PS-3
RISK FACTORS..............................................................PS-7
DESCRIPTION OF THE NOTES.................................................PS-11
THE FUTURES MARKETS......................................................PS-14
THE CRUDE OIL CONTRACT...................................................PS-14
UNITED STATES FEDERAL INCOME TAXATION....................................PS-17
ERISA CONSIDERATIONS.....................................................PS-21
USE OF PROCEEDS AND HEDGING..............................................PS-22
SUPPLEMENTAL PLAN OF DISTRIBUTION........................................PS-22
EXPERTS..................................................................PS-22
INDEX OF CERTAIN DEFINED TERMS...........................................PS-23

                             Prospectus Supplement

RISK FACTORS...............................................................S-3
DESCRIPTION OF THE NOTES...................................................S-4
UNITED STATES FEDERAL INCOME TAXATION.....................................S-21
PLAN OF DISTRIBUTION......................................................S-28
VALIDITY OF THE NOTES.....................................................S-29

                                  Prospectus

MERRILL LYNCH & CO., INC.....................................................2
USE OF PROCEEDS..............................................................2
RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS.........................3
THE SECURITIES...............................................................3
DESCRIPTION OF DEBT SECURITIES...............................................4
DESCRIPTION OF DEBT WARRANTS................................................15
DESCRIPTION OF CURRENCY WARRANTS............................................17
DESCRIPTION OF INDEX WARRANTS...............................................18
DESCRIPTION OF PREFERRED STOCK..............................................24
DESCRIPTION OF DEPOSITARY SHARES............................................29
DESCRIPTION OF PREFERRED STOCK WARRANTS.....................................33
DESCRIPTION OF COMMON STOCK.................................................35
DESCRIPTION OF COMMON STOCK WARRANTS........................................38
PLAN OF DISTRIBUTION........................................................41
WHERE YOU CAN FIND MORE INFORMATION.........................................42
INCORPORATION OF INFORMATION WE FILE WITH THE SEC...........................42
EXPERTS.....................................................................43

                           SUMMARY INFORMATION--Q&A

      This summary includes questions and answers that highlight selected information from this pricing supplement and the accompanying prospectus supplement and prospectus to help you understand the 95% Principal Protected
Crude Oil Notes due February   , 2011 (the "Notes"). You should carefully read
this pricing supplement and the accompanying prospectus supplement and prospectus to fully understand the terms of the Notes, certain matters related to the front-month light, sweet crude oil futures contract traded on the NYMEX, and the tax and other considerations that are important to you in making a decision about whether to invest in the Notes. The then-current front-month light, sweet crude oil futures contract traded on the NYMEX as of any date is referred to as the "Crude Oil Contract". You should carefully review the "Risk Factors" section of this pricing supplement and the accompanying prospectus supplement, which highlights certain risks associated with an investment in the Notes, to determine whether an investment in the Notes is appropriate for you.

      References in this pricing supplement to "ML&Co.", "we", "us" and "our" are to Merrill Lynch & Co., Inc., references to "MLPF&S" are to Merrill Lynch, Pierce, Fenner & Smith Incorporated and references to "MLCI" are to Merrill Lynch Commodities Inc.

What are the Notes?

      The Notes will be a series of senior debt securities issued by ML&Co. entitled "Medium-Term Notes, Series C" and will not be secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated
debt. The Notes will mature on February   , 2011. We cannot redeem the Notes at
an earlier date. We will not make any payments on the Notes until the maturity date.

      Each unit will represent a single Note with a $10 principal amount. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled "Description of the Debt Securities--Depositary" in the accompanying prospectus.

Are there any risks associated with my investment?

      Yes, an investment in the Notes is subject to certain risks, including the risk of loss. Please refer to the section entitled "Risk Factors" in this pricing supplement and the accompanying prospectus supplement.

What is the Crude Oil Contract?

      An exchange-traded futures contract, such as the Crude Oil Contract, provides for the future purchase and sale of a specified type and quantity of a commodity. The contract provides for a specified settlement month in which the commodity is to be delivered by the seller. Rather than settlement by physical delivery of the commodity, futures contracts may be settled for the cash value of the right to receive or sell the specified commodity on the specified date.

      The Crude Oil Contract trades in units of 1,000 barrels and the delivery point is Cushing, Oklahoma. The Crude Oil Contract provides for delivery of several grades of domestic and internationally traded foreign crude oils. It may be settled by delivery of West Texas Intermediate, Low Sweet Mix, New Mexican Sweet, North Texas Sweet, Oklahoma Sweet or South Texas Sweet. A "front-month" contract is the contract next scheduled for settlement. For example, as of January 24, 2006, the front-month light, sweet crude oil futures contract is a contract for delivery of light, sweet crude oil in March 2006.

      The Notes are debt obligations of ML&Co. An investment in the Notes does not entitle you to any ownership interest in a Crude Oil Contract and do not constitute exchange-traded futures contracts.

How have Crude Oil Contracts performed historically?

      We have included a graph showing the year-end closing prices of the Crude Oil Contract for each year from 1986 through 2005 and a graph and table showing the month-end closing prices of the Crude Oil Contract from January 2000 to December 2005 in the section entitled "The Crude Oil Contract--Historical Data" in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the Crude Oil Contract in various economic environments; however, past performance of the Crude Oil Contract is not necessarily indicative of how the Crude Oil Contract will perform in the future.

What will I receive on the maturity date of the Notes?

      On the maturity date, for each unit of the Notes that you own, you will receive a cash payment equal to the sum of two amounts: the "Minimum Redemption Amount" and the "Supplemental Redemption Amount", if any.

      The principal amount per unit is $10.

      The "Minimum Redemption Amount" per unit is $9.50.

      The "Supplemental Redemption Amount" per unit will equal:

                                 (Ending Value - Starting Value)
      $10 x Participation Rate x (-----------------------------)
                                 (       Starting Value        )

but will not be less than zero.

      As a result of the foregoing, the Ending Value of the Crude Oil Contract will need to increase by a percentage expected to be between approximately 3.45% and 3.70% over the Starting Value, subject to the actual Participation Rate, in order for you to receive an amount on the maturity date equal to the $10 original public offering price per unit. If the price of the Crude Oil Contract decreases or does not increase sufficiently, you will receive less than the $10 original public offering price per unit. In no event, however, will you receive less than $9.50 per unit.

      The "Starting Value" will equal the settlement price of the Crude Oil Contract at the close of the market on the date the Notes are priced for initial sale to the public (the "Pricing Date") as reported in the Wall Street Journal (the "WSJ"). The Starting Value will be set forth in the final pricing supplement made available in connection with sales of the Notes.

      The "Ending Value" means the settlement price of the Crude Oil Contract at the close of the market on the seventh Business Day (as defined herein) prior to the maturity date as reported in the WSJ.

      The "Participation Rate" will be a percentage expected to be between 135% and 145%. We will determine the actual Participation Rate on the Pricing Date and it will be set forth in the final pricing supplement made available in connection with sales of the Notes.

      For more specific information about the redemption amount payable on the maturity date, please see the section entitled "Description of the Notes" in this pricing supplement.

________________________________________________________________________________
Examples

      Set forth below are three examples of Supplemental Redemption Amount calculations, assuming a hypothetical Starting Value of 66.90 and a hypothetical Participation Rate of 140%, the midpoint of the expected range of 135% and 145%.

Example 1--On the maturity date, the price of the Crude Oil Contract is 10% lower than the hypothetical Starting Value:

Minimum Redemption Amount: $9.50
Hypothetical Starting Value: 66.90
Hypothetical Ending Value: 60.21

Supplemental Redemption Amount (per unit) =

                       (60.21-66.90)            (Supplemental Redemption
        $10 x 140% x = (-----------) = $0.00    Amount cannot be
                       (   66.90   )            less than zero)

Total payment on the maturity date (per unit) = $9.50 +$0.00 = $9.50

Example 2--On the maturity date, the price of the Crude Oil Contract is 2.5% greater than the hypothetical Starting Value:

Minimum Redemption Amount: $9.50
Hypothetical Starting Value: 66.90
Hypothetical Ending Value: 68.57

Supplemental Redemption Amount (per unit) =

                       (68.57-66.90)
        $10 x 140% x = (-----------) = $0.35
                       (   66.90   )

Total payment on the maturity date (per unit) = $9.50 + $0.35 = $9.85

Example 3--On the maturity date, the price of the Crude Oil Contract is 50% greater than the hypothetical Starting Value:

Minimum Redemption Amount: $9.50
Hypothetical Starting Value: 66.90
Hypothetical Ending Value: 100.35

Supplement Redemption Amount (per unit) =

                       (100.35-66.90)
        $10 x 140% x = (------------) = $7.00
                       (    66.90   )


Total Payment on the maturity date (per unit) = $9.50 + $7.00 = $16.50
________________________________________________________________________________

Will I receive interest payments on the Notes?

      You will not receive any interest payments on the Notes, but you will receive the Minimum Redemption Amount and Supplemental Redemption Amount, if any, on the maturity date based on the performance of the Crude Oil Contract over the term of the Notes. We have designed the Notes for investors who are willing to forego interest payments on the Notes, such as fixed or floating interest rates paid on traditional interest bearing debt securities, in exchange for receiving the Minimum Redemption Amount and Supplemental Redemption Amount, if any, on the maturity date.


What about taxes?

      Each year, you will be required to pay taxes on ordinary income from the Notes over their term based upon an estimated yield for the Notes, even though you will not receive any payments from us until the maturity date. We have determined this estimated yield, in accordance with regulations issued by the U.S. Treasury Department, solely in order for you to calculate the amount of taxes that you will owe each year as a result of owning a Note. This estimated yield is neither a prediction nor a guarantee of what the actual amount payable on the maturity date will be, or that the actual amount payable on the maturity date will even exceed the Minimum Redemption Amount. We have
determined that this estimated yield will equal   % per annum, compounded
semiannually.

      Based upon this estimated yield, if you pay your taxes on a calendar year basis and if you purchase a Note for $10.00 per Unit and hold the Note until the maturity date, you will be required to pay taxes on the following
amounts of ordinary income from the Note each year: $     in 2006, $    in 2007,
$    in 2008, $    in 2009, $    in 2010 and $    in 2011. However, in 2011, the
amount of ordinary income that you will be required to pay taxes on from
owning each Note may be greater or less than $    , depending upon the actual
amount you receive on the maturity date. Also, if the actual amount payable on
the maturity date is less than $    , you may have a loss which you could deduct
against other income you may have in 2011, but under current tax regulations, you would neither be required nor allowed to amend your tax returns for prior years. For further information, see "United States Federal Income Taxation" in this pricing supplement.

Will the Notes be listed on a stock exchange?

      The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop, which may affect the price that you receive for your Notes upon any sale prior to the maturity date. You should review the section entitled "Risk Factors--A trading market for the Notes is not expected to develop and if trading does develop, the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date will be affected by this and other important factors including our costs of developing, hedging and distributing the Notes" in this pricing supplement.

What price can I expect to receive if I sell the Notes prior to the stated maturity date?

      In determining the economic terms of the Notes, and consequently the potential return on the Notes to you, a number of factors are taken into account. Among these factors are certain costs associated with creating, hedging and offering the Notes. In structuring the economic terms of the Notes, we seek to provide investors with what we believe to be commercially reasonable terms and to provide MLPF&S with compensation for its services in developing the Notes.

      If you sell your Notes prior to the stated maturity date, you will receive a price determined by market conditions for the Notes. This price may be influenced by many factors, such as interest rates, volatility and the current price of the Crude Oil Contract. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes and other costs associated with the Notes, and compensation for developing and hedging the product. Depending on the impact of these factors, you may receive significantly less than the principal amount per unit of your Notes if sold before the stated maturity date.

       In a situation where there had been no movement in the price of the Crude Oil Contract and no changes in the market conditions from those existing on the date of this pricing supplement, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be lower than the principal amount per unit. This is due to, among other things, our costs of developing, hedging and distributing the Notes. Any potential purchasers for your Notes in the secondary market are unlikely to consider these factors.

What are the roles of MLPF&S and MLCI?

      Our subsidiary MLPF&S is the underwriter for the offering and sale of the Notes. After the initial offering, MLPF&S intends to buy and sell Notes to create a secondary market for holders of the Notes, and may stabilize or maintain the market price of the Notes during their initial distribution. However, MLPF&S will not be obligated to engage in any of these market activities or continue them once it has started.

      Merrill Lynch Commodities Inc. ("MLCI") will be our agent for purposes of calculating, among other things, the Ending Value and the Supplemental Redemption Amount, if applicable (as such, the "Calculation Agent"). Under certain circumstances, these duties could result in a conflict of interest between MLCI as our subsidiary and its responsibilities as Calculation Agent.

What is ML&Co.?

      Merrill Lynch & Co., Inc. is a holding company with various subsidiaries and affiliated companies that provide investment, financing, insurance and related services on a global basis.

      For information about ML&Co., see the section entitled "Merrill Lynch & Co., Inc." in the accompanying prospectus. You should also read the other documents we have filed with the SEC, which you can find by referring to the section entitled "Where You Can Find More Information" in the accompanying prospectus.

                                 RISK FACTORS

      Your investment in the Notes will involve certain risks. You should carefully consider the following discussion of risks and the discussion of risks in the accompanying prospectus supplement before deciding whether an investment in the Notes is suitable for you.

Your investment may result in a loss

      We will not repay you a fixed amount on the Notes at maturity. The payment you receive on the maturity date on the Notes will depend on the change in the price of the Crude Oil Contract. Because the price of the Crude Oil Contract is subject to market fluctuations, the amount of cash you receive on the maturity date may be more or less than the $10 original public offering price per unit. If the Ending Value is not at least a specified percentage (which is expected to be between approximately 3.45% and 3.70%) above the Starting Value, the amount you receive on the maturity date will be less than the $10 original public offering price per unit. As a result, you will lose some of your investment in the Notes. Even if the Ending Value is greater than the Starting Value, the increase in the price of the Crude Oil Contract may not be sufficient for the amount you will receive on the maturity date to exceed the $10 original public offering price per unit. The amount you receive on the maturity date will, however, never be less than $9.50 per unit.

Your yield may be lower than the yield on a standard debt security of comparable maturity

      The yield that you will receive on your Notes, which could be negative, may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a standard senior non-callable debt security of ML&Co. with the same stated maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

You must rely on your own evaluation of the merits of an investment linked to the Crude Oil Contract

      In the ordinary course of their businesses, affiliates of ML&Co. express views on expected movements in commodities futures contracts and these views are sometimes communicated to clients who participate in commodities futures exchanges. However, these views may vary and are subject to change. For these reasons, you are encouraged to derive information concerning those commodities futures exchanges from multiple sources and should not rely on the views expressed by affiliates of ML&Co.

Ownership of the Notes does not entitle you to any rights with respect to the Crude Oil Contract

      You will not own or have any beneficial or other legal interest in, and will not be entitled to any rights with respect to the Crude Oil Contract. The Notes are not Crude Oil Contracts and are not regulated as exchange-traded futures contracts.

Your yield may be lower than the potential return on an investment in the Crude Oil Contract or on a direct investment in crude oil

      The amount we pay you at maturity may be lower than the potential return you could earn by investing in the Crude Oil Contract through a registered futures commission merchant and also may be lower than an investment in crude oil.

A trading market for the Notes is not expected to develop and, if trading does develop, the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date will be affected by this and other important factors including our costs of developing, hedging and distributing the Notes

      The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop. Although our affiliate MLPF&S has indicated that it currently expects to bid for Notes offered for sale to it by holders of the Notes, it is not required to do so and may cease making those bids at any time. The limited trading market for your Notes may affect the price that you receive for your Notes if you do not wish to hold your investment until the maturity date.

      If MLPF&S makes a market in the Notes, the price it quotes would reflect any changes in market conditions and other relevant factors. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes and other costs associated with the Notes, and compensation for developing and hedging the product. This quoted price could be higher or lower than the principal amount. Furthermore, there is no assurance that MLPF&S or any other party will be willing to buy the Notes. MLPF&S is not obligated to make a market in the Notes.

      Assuming there is no change in the price of the Crude Oil Contract and no change in market conditions or any other relevant factors, the price, if any, at which MLPF&S or another purchaser might be willing to purchase your Notes in a secondary market transaction is expected to be lower than the principal amount. This is due to, among other things, the fact that the principal amount included, and secondary market prices are likely to exclude, underwriting discount paid with respect to, and the developing and hedging costs associated with, the Notes.

Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

      The trading value of the Notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the trading value of the Notes caused by another factor and the effect of one factor may exacerbate the decrease in the trading value of the Notes caused by another factor. For example, an increase in U.S. interest rates may offset some or all of any increase in the trading value of the Notes attributable to another factor, such as an increase in the price of the Crude Oil Contract. The following paragraphs describe the expected impact on the trading value of the Notes given a change in a specific factor, assuming all other conditions remain constant.

      Active trading in crude oil options, futures contracts, options on futures contracts and underlying commodities may adversely affect the value of the Notes. Merrill Lynch Commodities Inc., an affiliate of ML&Co., and its affiliates actively trade the Crude Oil Contract, crude oil and various commodities derived from crude oil on a spot and forward basis and other contracts and products in or related to crude oil (including the Crude Oil Contract) and such related commodities (including futures contracts, options on futures contracts and options and swaps on the underlying commodities). ML&Co., Merrill Lynch Commodities Inc. or their related entities may also issue or underwrite other financial instruments with returns indexed to the prices of crude oil or futures contracts on crude oil and derivative commodities. These trading and underwriting activities my ML&Co., Merrill Lynch Commodities Inc., their affiliated and unaffiliated third parties could adversely affect the value of the Crude Oil Contract, which could in turn affect the return on and the value of the Notes.

      The price of the Crude Oil Contract is expected to affect the trading value of the Notes. We expect that the market value of the Notes will depend substantially on the amount, if any, by which the price of the Crude Oil Contract exceeds or does not exceed the Starting Value. However, if you choose to sell your Notes when the value of the Crude Oil Contract exceeds the Starting Value, you may receive substantially less than the amount that would be payable on the maturity date based on that value because of the expectation that the Crude Oil Contract will continue to fluctuate until the Ending Value is determined.

      Suspensions or disruptions of futures trading may adversely affect the value of the Notes. The futures markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. These circumstances could adversely affect the value of the Notes.

      Changes in the levels of interest rates are expected to affect the trading value of the Notes. We expect that changes in interest rates will affect the trading value of the Notes. Generally, if U.S. interest rates increase, we expect the trading value of the Notes will decrease and, conversely, if U.S. interest rates decrease, we expect the trading value of the Notes will increase.

      Changes in the volatility of crude oil and Crude Oil Contracts are expected to affect the trading value of the Notes. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of crude oil or the Crude Oil Contract increases or decreases, the trading value of the Notes may be adversely affected. The volatility of crude oil or the Crude Oil Contract is affected by a variety of factors, including weather, governmental programs and policies, national and international political and economic events (including terrorist attacks and wars), changes in interest and exchange rates and trading activity in primary crude oil and futures contracts.

      Membership on NYMEX. MLPF&S is a member of NYMEX and, from time to time, employees of MLPF&S may serve on the NYMEX settlement committee and other committees. These activities could affect the settlement price of the Crude Oil Contract.

      As the time remaining to the stated maturity date of the Notes decreases, the "time premium" associated with the Notes is expected to decrease. We anticipate that before their stated maturity date, the Notes may trade at a value above that which would be expected based on the level of interest rates and the price of the Crude Oil Contract. This difference will reflect a "time premium" due to expectations concerning the price of the Crude Oil Contract during the period before the stated maturity date of the Notes. However, as the time remaining to the stated maturity date of the Notes decreases, we expect that this time premium will decrease, lowering the trading value of the Notes.

      Changes in our credit ratings may affect the trading value of the Notes. Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the Notes. However, because the return on your Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, such as the percentage increase, if any, in the price of the Crude Oil Contract over the term of the Notes, an improvement in our credit ratings will not reduce the other investment risks related to the Notes.

      In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the Notes of a given change in some of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes. We expect, however that the effect on the trading value of the Notes of a given change in the price of the Crude Oil Contract will be greater if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.

Amounts payable on the Notes may be limited by state law

      New York State law governs the 1983 Indenture under which the Notes will be issued. New York has usury laws that limit the amount of interest that can be charged and paid on loans, which includes debt securities like the Notes. Under present New York law, the maximum rate of interest is 25% per annum on a simple interest basis. This limit may not apply to debt securities in which $2,500,000 or more has been invested.

      While we believe that New York law would be given effect by a state or federal court sitting outside of New York, many other states also have laws that regulate the amount of interest that may be charged to and paid by a borrower. We will promise, for the benefit of the holders of the Notes, to the extent permitted by law, not to voluntarily claim the benefits of any laws concerning usurious rates of interest.

Potential conflicts

      Our subsidiary MLCI is our agent for the purposes of calculating, among other things, the Ending Value and the Supplemental Redemption Amount, if any. Under certain circumstances, MLCI as our subsidiary and its responsibilities as Calculation Agent for the Notes could give rise to conflicts of interests. These conflicts could occur, for instance, in connection with its determination as to whether a price of the Crude Oil Contract can be calculated on a particular trading day, or in connection with judgments that it would be required to make in the event of a discontinuance or unavailability of the Crude Oil Contract. MLCI is required to carry out its duties as Calculation Agent in good faith and using its reasonable judgment. However, because we control MLCI, potential conflicts of interest could arise.

      We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the amounts due on the maturity date on the Notes. We may seek competitive terms in entering into the hedging arrangements for the Notes, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliated companies. Such hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty.

Tax consequences

      You should consider the tax consequences of investing in the Notes. See "United States Federal Income Taxation" in this pricing supplement.

Lack of regulation by the CFTC

      The Notes are debt securities that are direct obligations of ML&Co. The net proceeds to be received by ML&Co. from the sale of the Notes will not be used to purchase or sell Crude Oil Contracts on the NYMEX for the benefit of Noteholders. An investment in the Notes does not constitute ether an investment in Crude Oil Contracts or in a collective investment vehicle that trades in Crude Oil Contracts and the Notes themselves are not Crude Oil Contracts.

      Unlike an investment in the Notes, an investment in a collective investment vehicle that invests in futures contracts on behalf of its participants may be regulated as a commodity pool and its operator may be required to be registered with and regulated by the Commodity Futures Trading Commission (the "CFTC") as a "commodity pool operator" (a "CPO"). Because the Notes are not interests in a commodity pool, the Notes will not be regulated by the CFTC as a commodity pool, ML&Co. will not be registered with the CFTC and you will not benefit from the CFTC's or any other regulatory authority's regulatory protections afforded to persons who trade in futures contracts or who invest in regulated commodity pools.

      The Notes do not constitute investments by you in futures contracts traded on regulated futures exchanges, which may only be transacted through a person registered with the CFTC as a "futures commission merchant" ("FCM"). ML&Co. is not registered with the CFTC as an FCM and you will not benefit from the CFTC's or any other regulatory authority's regulatory protections afforded to persons who trade in futures contracts on a regulated futures exchange through a registered FCM.

                           DESCRIPTION OF THE NOTES

      ML&Co. will issue the Notes as a series of senior debt securities entitled "Medium-Term Notes, Series C" under the 1983 Indenture, which is more fully described in the accompanying prospectus. The Notes will mature on
February   , 2011. Information included in this pricing supplement supersedes information in the accompanying prospectus supplement and prospectus to the extent that it is different from that information. The CUSIP number for the
Notes is          .

      While on the maturity date a holder of a Note will receive an amount equal to the Minimum Redemption Amount and Supplemental Redemption Amount, if any, there will be no other payment of interest, periodic or otherwise. See the section entitled "--Payment on the Maturity Date" in this pricing supplement. The Notes will not be subject to redemption by ML&Co. or at the option of any holder of the Notes before the maturity date.

      ML&Co. will issue the Notes in denominations of whole units each with a $10 principal amount per unit. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depositary Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled "Description of Debt Securities--Depositary" in the accompanying prospectus.

      The Notes will not have the benefit of any sinking fund.

Payment on the Maturity Date

      On the maturity date, a holder of a Note will be entitled to receive the Minimum Redemption Amount of that Note plus a Supplemental Redemption Amount, if any, all as provided below.

      If the Ending Value is not higher than the Starting Value, a holder of a Note will be entitled to receive only the Minimum Redemption Amount of the Note. The price of the Crude Oil Contract must increase by a percentage expected to be between approximately 3.45% and 3.70%, subject to the actual Participation Rate, in order for you to receive at least the $10 original public offering price per unit.

      Determination of the Redemption Amount

      The "Minimum Redemption Amount" for a Note is $9.50.

      The "Supplement Redemption Amount" for a Note will be determined by the Calculation Agent and will equal:

                                         (Ending Value - Starting Value)
              $10 x Participation Rate x (-----------------------------)
                                         (       Starting Value        )


provided, however, that in no event will the Supplemental Redemption Amount be less than zero.

      The "Starting Value" will equal the settlement price of the Crude Oil Contract at the close of the market on the date the Notes are priced for initial sale to the public (the "Pricing Date") as reported in the WSJ. The Starting Value will be set forth in the final pricing supplement made available in connection with sales of the Notes.

      The "Ending Value" will be determined by the Calculation Agent and is the settlement price of the Crude Oil Contract at the close of the market on the seventh Business Day prior to the Maturity Date as reported in the WSJ. If the Calculation Agent reasonably believes that such price was incorrectly reported in the WSJ, the Calculation Agent in its discretion may select another publicly available source to determine the settlement price of the Crude Oil Contract. If no such price is reported by the WSJ or another publicly available source selected by the Calculation Agent in its reasonable judgment or, if no such other source is available, the Ending Value will be calculated by the Calculation Agent in its sole discretion and in good faith.

      The "Participation Rate" will equal a percentage expected to be between 135% and 145%. We will determine the actual Participation Rate on the Pricing Date and it will be set forth in the final pricing supplement made available in connection with sales of the Notes.

      "Business Day" means any day on which NYMEX is open for trading and the price of the Crude Oil Contract is calculated and published.

      All determinations made by the Calculation Agent, absent a determination of a manifest error, will be conclusive for all purposes and binding on ML&Co. and the holders and beneficial owners of the Notes.

Hypothetical returns

      The following table illustrates, for the hypothetical Starting Value of
66.90 and a range of hypothetical average settlement prices of the Crude Oil
Contract:

      o the percentage change from the hypothetical Starting Value to the hypothetical Ending Value;

      o the total amount payable on the maturity date for each unit of Notes;

      o     the total rate of return to holders of the Notes;

      o     the pretax annualized rate of return to holders of Notes; and

      o     the pretax annualized rate of return of the Crude Oil Contract.

This table includes a Participation Rate of 140%, the midpoint of the expected range of 135% to 145%.

                Percentage
                  change       Total
                 from the      amount                                 Pretax
               hypothetical    payable                  Pretax      annualized
                 Starting      on the        Total    annualized      rate of
                  Value       maturity      rate of     rate of       return
 Hypothetical     to the      date per      return      return        of the
    Ending     hypothetical  unit of the    on the      on the      Crude Oil
    Value      Ending Value     Notes        Notes      Notes(1)  Contract(1)(2)
-------------  ------------  -----------  ----------  ----------  --------------
     26.76       -60.00%        $9.50       -5.00%      -1.02%       -17.50%
     33.45       -50.00%        $9.50       -5.00%      -1.02%       -13.39%
     40.14       -40.00%        $9.50       -5.00%      -1.02%        -9.95%
     46.83       -30.00%        $9.50       -5.00%      -1.02%        -7.00%
     53.52       -20.00%        $9.50       -5.00%      -1.02%        -4.41%
     60.21       -10.00%        $9.50       -5.00%      -1.02%        -2.10%
     66.90(3)      0.00%        $9.50(4)    -5.00%      -1.02%         0.00%
     68.57         2.50%        $9.85       -1.50%      -0.30%         0.49%
     70.25         5.00%       $10.20        2.00%       0.40%         0.98%
     73.59        10.00%       $10.90        9.00%       1.73%         1.91%
     80.28        20.00%       $12.30       23.00%       4.18%         3.68%
     86.97        30.00%       $13.70       37.00%       6.39%         5.31%
     93.66        40.00%       $15.10       51.00%       8.41%         6.84%
    100.35        50.00%       $16.50       65.00%      10.26%         8.27%
    107.04        60.00%       $17.90       79.00%      11.98%         9.62%
    113.73        70.00%       $19.30       93.00%      13.58%        10.89%
    120.42        80.00%       $20.70       107.00%     15.08%        12.10%

_________________
(1) The annualized rates of return specified in the preceding table are calculated on a semiannual bond equivalent basis and assume an investment term from January 25, 2006 to January 25, 2011, a term expected to be equal to that of the Notes.
(2)   This rate of return assumes:
      (a) a percentage change in the aggregate price of the Crude Oil Contract that equals the percentage change in the Crude Oil Contract from the hypothetical Starting Value to the relevant hypothetical Ending Value; and
      (b) no transaction fees or expenses.
(3) This is the hypothetical Starting Value. The actual Starting Value will be set forth in the final pricing supplement made available in connection with sales of the Notes.
(4) The amount you receive on the maturity date will not be less than the Minimum Redemption Amount.

      The above figures are for purposes of illustration only. The actual Supplemental Redemption Amount received by you, if any, and the resulting total and pretax annualized rate of return will depend on the actual Starting Value, Ending Value, Participation Rate and the term of your investment.

Market Disruption Events

      "Market Disruption Event" means any of the following events as determined by the Calculation Agent:

            (A) the suspension of or material limitation on trading for more than two hours of trading, or during the one-half hour period preceding the close of trading, on NYMEX (without taking into account any extended or after-hours trading session), in the Crude Oil Contract;

            (B) the suspension of or material limitation on trading, in each case, for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the applicable exchange (without taking into account any extended or after-hours trading session), whether by reason of movements in price otherwise exceeding levels permitted by the relevant exchange or otherwise, in option contracts or futures contracts related to the Crude Oil Contract, which are traded on any major U.S. exchange; or

            (C) the failure on any day of NYMEX to publish the official daily settlement price for that day for the Crude Oil Contract.

            For the purpose of determining whether a Market Disruption Event has occurred:

            (1) a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the applicable exchange;

            (2) a suspension in trading on NYMEX (without taking into account any extended or after-hours trading session), in the Crude Oil Contract, by reason of a price change reflecting the maximum permitted price change from the previous trading day's settlement price will constitute a Market Disruption Event; and

            (3) a suspension of or material limitation on trading on the applicable exchange will not include any time when that exchange is closed for trading under ordinary circumstances.

      The occurrence of a Market Disruption Event could affect the calculation of the payment you may receive on the maturity date. See the section entitled "--Payment on the Maturity Date" above.

Events of Default and Acceleration

      In case an Event of Default with respect to any Notes has occurred and is continuing, the amount payable to a holder of a Notes upon any acceleration permitted by the Notes, with respect to each $10 principal amount per unit, will be equal to the sum of the Minimum Redemption Amount per unit plus the Supplemental Redemption Amount, if any, calculated as though the date of acceleration were the stated maturity date of the Notes.

      In case of default in payment of the Notes, whether on the stated maturity date or upon acceleration, from and after that date the Notes will bear interest, payable upon demand of their holders, at the rate of % per annum, to the extent that payment of any interest is legally enforceable on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for.

                              THE FUTURES MARKETS

      An exchange-traded futures contract such as the Crude Oil Contract provides for the future purchase and sale of a specified type and quantity of a commodity. The contract provides for a specified settlement month in which the commodity is to be delivered by the seller. Rather than settlement by physical delivery of the commodity, futures contracts may be settled for the cash value of the right to receive or sell the specified commodity on the specified date.

      Futures contracts are traded on organized exchanges such as NYMEX, known as "contract markets", through the facilities of a centralized clearing house and a brokerage firm which is a member of the clearing house. The clearing house guarantees the performance of each clearing member which is a party to a futures contract by, in effect, taking the opposite side of the transaction. At any time prior to the expiration of a futures contract, subject to the availability of a liquid secondary market, a contract holder, either long or short, may elect to close out its position by taking an opposite position on the exchange on which the position is held. This operates to terminate the position and fix the contract holder's profit or loss.

      U.S. futures markets, as well as brokers and market participants, are subject to regulation by the CFTC. Because the Notes do not constitute regulated futures contracts or investments in regulated futures contracts, Noteholders will not benefit from the aforementioned clearing house guarantees or the regulatory protections of the CFTC.

                            THE CRUDE OIL CONTRACT

      The Supplemental Redemption Amount, if any, will be determined by reference to the Crude Oil Contract traded on NYMEX. We have derived all information regarding the Crude Oil Contract and NYMEX from publicly available sources. Such information reflects the policies of, and is subject to change without notice by, NYMEX. We make no representation or warranty as to the accuracy or completeness or such information.

      The Crude Oil Contract trades in units of 1,000 barrels and the delivery point is Cushing, Oklahoma. The Crude Oil Contract provides for delivery of several grades of domestic and internationally traded foreign crude oils. It may be settled by delivery of West Texas Intermediate, Low Sweet Mix, New Mexican Sweet, North Texas Sweet, Oklahoma Sweet or South Texas Sweet.

      A "front-month" contract is the contract next scheduled for settlement. For example, as of January 24, 2006, the front-month light, sweet crude oil futures contract is the March 2006 futures contract, which is a contract for delivery of light, sweet crude oil in March 2006.

      The following summarizes selected specifications relating to light, sweet crude oil futures contracts as traded on the NYMEX:

      Trading Unit:  1,000 U.S. barrels (42,000 gallons).

      Price Quotation:  U.S. dollars and cents per barrel.

      Minimum Price Fluctuation:  $.01 per barrel ($10.00 per contract).

      Maximum Daily Price Fluctuation: $10.00 per barrel ($10,000 per contract). If any contract is traded, bid, or offered at the limit for five minutes, trading is halted for five minutes. When trading resumes, the limit is expanded by $10.00 per barrel in either direction. If another halt were triggered, the market would continue to be expanded by $10.00 per barrel in either direction after each successive five-minute trading halt. There is no maximum price fluctuation limit during any one trading session.

      Last Trading Day: Trading terminates at the close of business on the third business day prior to the 25th calendar day of the month preceding the delivery month. If the 25th calendar day of the month is a non-business day, trading shall cease on the third business day prior to the business day preceding the 25th calendar day. For example, trading for the February 2006 futures contract, which is a contract for delivery of light, sweet crude oil in February 2006, ended on January 20, 2006.

      Deliverable Grades: Specific domestic crudes with 0.42% sulfur by weight or less, not less than 37(degree) API gravity nor more than 42(degree) API gravity. The following domestic crude streams are deliverable: West Texas Intermediate, Low Sweet Mix, New Mexican Sweet, North Texas Sweet, Oklahoma Sweet, South Texas Sweet. Specific foreign crudes of not less than 34(degree) API nor more than 42(degree) API. The following foreign streams are deliverable: U.K. Brent and Forties, for which the seller shall receive a $.30 per barrel discount below the final settlement price; Norwegian Oseberg Blend is delivered at a $.55-per-barrel discount; Nigerian Bonny Light, Qua Iboe, and Colombian Cusiana are delivered at $.15 premiums.


Historical Data

      The following graph sets forth the closing levels of the Crude Oil Contract on the last business day of each year from 1986 through 2005. The historical performance of the Crude Oil Contract should not be taken as an indication of future performance, and no assurance can be given that the price of the Crude Oil Contract will not decline or that you will receive a Supplemental Redemption Amount on the maturity date.

                               [Graphic omitted]

      The following table sets forth the settlement prices of the Crude Oil Contract at the end of each month in the period from January 2000 through December 2005. This historical data on the Crude Oil Contract is not necessarily indicative of the future performance of the Index or what the value of the Notes may be. Any upward or downward trend in the price of the Crude Oil Contract during any period set forth below is not an indication that the Crude Oil Contract is more or less likely to increase or decrease at any time over the term of the Notes.

                                  2000    2001     2002    2003    2004    2005
                                 ------- ------- -------  ------- ------ -------
January.......................    27.64   28.66   19.48    33.51   33.05  48.20
February......................    30.43   27.39   21.74    36.60   36.16  51.75
March.........................    26.90   26.29   26.31    31.04   35.76  55.40
April.........................    25.74   28.46   27.29    25.80   37.38  49.72
May...........................    29.01   28.37   25.31    29.56   39.88  51.97
June..........................    32.50   26.25   26.86    30.19   37.05  56.50
July..........................    27.43   26.35   27.02    30.54   43.80  60.57
August........................    33.12   27.20   28.98    31.57   42.12  68.94
September.....................    30.84   23.43   30.45    29.20   49.64  66.24
October.......................    32.70   21.18   27.22    29.11   51.76  59.76
November......................    33.82   19.44   26.89    30.41   49.13  57.32
December......................    26.80   19.84   31.20    32.52   43.45  61.04

      The following graph sets forth the historical performance of the Crude Oil Contract presented in the preceding table. PAST MOVEMENTS OF THE CRUDE OIL CONTRACT ARE NOT NECESSARILY INDICATIVE OF THE FUTURE PERFORMANCE OF THE CRUDE OIL CONTRACT. On January 24, 2006, the closing price of the Crude Oil Contract was 66.90.



                              [Graphic omitted]

                     UNITED STATES FEDERAL INCOME TAXATION

      Set forth in full below is the opinion of Sidley Austin LLP, tax counsel to ML&Co., as to certain U.S. federal income tax consequences of the purchase, ownership and disposition of the Notes. This opinion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including retroactive changes in effective dates) or possible differing interpretations. The discussion below supplements the discussion set forth under the section entitled "United States Federal Income Taxation" that is contained in the accompanying prospectus supplement and supersedes that discussion to the extent that it contains information that is inconsistent with that which is contained in the accompanying prospectus supplement. The discussion below deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, regulated investment companies, real estate investment trusts, dealers in securities or currencies, traders in securities that elect to mark to market, tax-exempt entities or persons holding Notes in a tax-deferred or tax-advantaged account (except to the extent specifically discussed below), or persons holding Notes as a hedge against currency risks, as a position in a "straddle" or as part of a "hedging", "conversion" or "integrated" transaction for tax purposes, or persons whose functional currency is not the U.S. dollar. It also does not deal with holders other than original purchasers. The following discussion also assumes that the issue price of the Notes, as determined for U.S. federal income tax purposes, equals the principal amount thereof. If a partnership holds the Notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Thus, persons who are partners in a partnership holding the Notes should consult their own tax advisors. Moreover, all persons considering the purchase of the Notes should consult their own tax advisors concerning the application of the U.S. federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

      As used in this pricing supplement, the term "U.S. Holder" means a beneficial owner of a Note that is for U.S. federal income tax purposes (a) a citizen or resident of the U.S., (b) a corporation, partnership or other entity treated as a corporation or a partnership that is created or organized in or under the laws of the U.S., any state thereof or the District of Columbia (other than a partnership that is not treated as a U.S. person under any applicable Treasury regulations), (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source, (d) a trust if a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (e) any other person whose income or gain in respect of a Note is effectively connected with the conduct of a U.S. trade or business. Notwithstanding clause (d) of the preceding sentence, to the extent provided in Treasury regulations, certain trusts in existence on August 20, 1996, and treated as U.S. persons prior to that date that elect to continue to be treated as U.S. persons also will be U.S. Holders. As used herein, the term "non-U.S. Holder" means a beneficial owner of a Note that is not a U.S. Holder.

General

      There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization, for U.S. federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. However, although the matter is not free from doubt, under current law, each Note should be treated as a debt instrument of ML&Co. for U.S. federal income tax purposes. ML&Co. currently intends to treat each Note as a debt instrument of ML&Co. for U.S. federal income tax purposes and, where required, intends to file information returns with the Internal Revenue Service (the "IRS") in accordance with this treatment, in the absence of any change or clarification in the law, by regulation or otherwise, requiring a different characterization of the Notes. Prospective investors in the Notes should be aware, however, that the IRS is not bound by ML&Co.'s characterization of the Notes as indebtedness, and the IRS could possibly take a different position as to the proper characterization of the Notes for U.S. federal income tax purposes. The following discussion of the principal U.S. federal income tax consequences of the purchase, ownership and disposition of the Notes is based upon the assumption that each Note will be treated as a debt instrument of ML&Co. for U.S. federal income tax purposes. If the Notes are not in fact treated as debt instruments of ML&Co. for U.S. federal income tax purposes, then the U.S. federal income tax treatment of the purchase, ownership and disposition of the Notes could differ from the treatment discussed below with the result that the timing and character of income, gain or loss recognized in respect of a Note could differ from the timing and character of income, gain or loss recognized in respect of a Note had the Notes in fact been treated as debt instruments of ML&Co. for U.S. federal income tax purposes.

U.S. Holders

      On June 11, 1996, the Treasury Department issued final regulations (the "CPDI Regulations") concerning the proper U.S. federal income tax treatment of contingent payment debt instruments such as the Notes, which apply to debt instruments issued on or after August 13, 1996 and, accordingly, will apply to the Notes. In general, the CPDI Regulations cause the timing and character of income, gain or loss reported on a contingent payment debt instrument to substantially differ from the timing and character of income, gain or loss reported on a conventional non-contingent payment debt instrument. Specifically, the CPDI Regulations generally require a U.S. Holder of this kind of instrument to include future contingent and noncontingent interest payments in income as that interest accrues based upon a projected payment schedule. Moreover, in general, under the CPDI Regulations, any gain recognized by a U.S. Holder on the sale, exchange, or retirement of a contingent payment debt instrument is treated as ordinary income, and all or a portion of any loss realized could be treated as ordinary loss as opposed to capital loss (depending upon the circumstances). The CPDI Regulations provide no definitive guidance as to whether or not an instrument is properly characterized as a debt instrument for U.S. federal income tax purposes.

      In particular, solely for purposes of applying the CPDI Regulations to the Notes, ML&Co. has determined that the projected payment schedule for the Notes will consist of payment on the maturity date of a projected amount (the "Projected Redemption Amount") equal to $ per Unit of the Notes. This represents an estimated yield on the Notes equal to % per annum, compounded semiannually. Accordingly, during the term of the Notes, a U.S. Holder of a Note will be required to include in income as ordinary interest an amount equal to the sum of the daily portions of interest on the Note that are deemed to accrue at this estimated yield for each day during the taxable year (or portion of the taxable year) on which the U.S. Holder holds the Note. The amount of interest that will be deemed to accrue in any accrual period (i.e. generally each six-month period during which the Notes are outstanding) will equal the product of this estimated yield (properly adjusted for the length of the accrual period) and the Note's adjusted issue price (as defined below) at the beginning of the accrual period. The daily portions of interest will be determined by allocating to each day in the accrual period the ratable portion of the interest that is deemed to accrue during the accrual period. In general, for these purposes, a Note's adjusted issue price will equal the Note's issue price (i.e. $10 per Unit of the Notes), increased by the interest previously accrued on the Note. At maturity of a Note, in the event that the actual amount payable on the maturity date (the "Actual Redemption Amount") exceeds $ per Unit of the Notes (i.e. the Projected Redemption Amount), a U.S. Holder will be required to include the excess of the Actual Redemption Amount over $ per Unit of the Notes (i.e. the Projected Redemption Amount) in income as ordinary interest on the maturity date. Alternatively, in the event that the Actual Redemption Amount is less than $ per Unit of the Notes (i.e. the Projected Redemption Amount), the amount by which the Projected Redemption Amount (i.e. $ per Unit of the Notes) exceeds the Actual Redemption Amount will be treated first as an offset to any interest otherwise includible in income by the U.S. Holder with respect to the Note for the taxable year in which the maturity date occurs to the extent of the amount of that includible interest. Any remaining portion of the Projected Redemption Amount (i.e. $ per Unit of the Notes) in excess of the Actual Redemption Amount that is not treated as an interest offset pursuant to the foregoing rules generally will be treated as ordinary loss, that is not subject to the limitations applicable to miscellaneous itemized deductions, to the extent of interest previously included in income and thereafter, capital loss. Any such capital loss generally will be treated as long-term or short-term capital loss (depending upon the U.S. Holder's holding period for the Notes). In addition, U.S. Holders purchasing a Note at a price that differs from the adjusted issue price of the Note as of the purchase date (e.g., subsequent purchases) will be subject to rules providing for certain adjustments to the foregoing rules and these U.S. Holders should consult their own tax advisors concerning these rules.

      Upon the sale or exchange of a Note prior to the maturity date, a U.S. Holder will be required to recognize taxable gain or loss in an amount equal to the difference, if any, between the amount realized by the U.S. Holder upon that sale or exchange and the U.S. Holder's adjusted tax basis in the Note as of the date of disposition. A U.S. Holder's adjusted tax basis in a Note generally will equal the U.S. Holder's initial investment in the Note increased by any interest previously included in income with respect to the Note by the U.S. Holder. Any taxable gain will be treated as ordinary income. Any taxable loss will be treated as ordinary loss to the extent of the U.S. Holder's total interest inclusions on the Note. Any remaining loss generally will be treated as long-term or short-term capital loss (depending upon the U.S. Holder's holding period for the Note). All amounts includible in income by a U.S. Holder as ordinary interest pursuant to the CPDI Regulations will be treated as original issue discount.

      The projected payment schedule (including both the Projected Redemption Amount and the estimated yield on the Notes) has been determined solely for U.S. federal income tax purposes (i.e. for purposes of applying the CPDI Regulations to the Notes), and is neither a prediction nor a guarantee of what the Actual Redemption Amount will be, or that the Actual Redemption Amount will even exceed the Minimum Redemption Amount.

      All prospective investors in the Notes should consult their own tax advisors concerning the application of the CPDI Regulations to their investment in the Notes. Investors in the Notes may also obtain the projected payment schedule, as determined by ML&Co. for purposes of applying the CPDI Regulations to the Notes, by submitting a written request for that information to Merrill Lynch & Co., Inc., Corporate Secretary's Office, 222 Broadway, 17th Floor, New York, New York 10038, (212) 670-0432,
corporatesecretary@exchange.ml.com.

Hypothetical Table

      The following table sets forth the amount of interest that would be deemed to have accrued with respect to each $10.00 principal amount per unit of the Notes during each accrual period over an assumed term of five years for the Notes based upon a hypothetical projected payment schedule for the Notes (including both a hypothetical Projected Redemption Amount and a hypothetical estimated yield equal to 4.55% per annum (compounded semi-annually)) as determined by ML&Co. for purposes of illustrating the application of the CPDI Regulations to the Notes as if the Notes had been issued on January 26, 2006 and were scheduled to mature on January 25, 2011. The following table is for illustrative purposes only. The actual projected payment schedule for the Notes (including both the actual Projected Redemption Amount and the actual estimated yield) will be determined by ML&Co. on the Pricing Date and will depend upon actual market interest rates (and thus ML&Co.'s borrowing costs for debt instruments with comparable maturities) as of that date. The actual projected payment schedule for the Notes (including both the actual Projected Redemption Amount and the actual estimated yield) and the actual tax accrual table will be set forth in the final pricing supplement made available in connection with sales of the Notes. No representation is made that your investment in the Notes will or is likely to achieve results similar to those set forth in this table.

                                                                               Total interest deemed
                                                          Interest deemed        to have accrued on
                                                            to accrue on               Notes
                                                        Notes during accrual          as of end
                                                               period              accrual period
       Accrual Period                                        (per Note)             (per Note)
-------------------------------------                  ---------------------- -----------------------
January 26, 2006 through July 25, 2006................         $.2256                 $.2256
July 26, 2006 through January 25, 2007................         $.2326                 $.4582
January 26, 2007 through July 25, 2007................         $.2380                 $.6962
July 26, 2007 through January 25, 2008................         $.2433                 $.9395
January 26, 2008 through July 25, 2008................         $.2489                 $1.1884
July 26, 2008 through January 25, 2009................         $.2545                 $1.4429
January 26, 2009 through July 25, 2009................         $.2603                 $1.7032
July 26, 2009 through January 25, 2010................         $.2663                 $1.9695
January 26, 2010 through July 25, 2010................         $.2723                 $2.2418
July 26, 2010 through January 25, 2011................         $.2785                 $2.5203


__________________
Projected Redemption Amount = $12.5203 per Note.

Unrelated Business Taxable Income

      Section 511 of the Internal Revenue Code of 1986, as amended (the "Code"), generally imposes a tax, at regular corporate or trust income tax rates, on the "unrelated business taxable income" of certain tax-exempt organizations, including qualified pension and profit sharing plan trusts and individual retirement accounts. In general, if the Notes are held for investment purposes, the amount of income or gain realized with respect to the Notes will not constitute unrelated business taxable income. However, if a Note constitutes debt-financed property (as defined in Section 514(b) of the Code) by reason of indebtedness incurred by a holder of a Note to purchase the Note, all or a portion of any income or gain realized with respect to such Note may be classified as unrelated business taxable income pursuant to
Section 514 of the Code. Moreover, prospective investors in the Notes should be aware that whether or not any income or gain realized with respect to a Note which is owned by an organization that is generally exempt from U.S. federal income taxation pursuant to Section 501(a) of the Code constitutes unrelated business taxable income will depend upon the specific facts and circumstances applicable to such organization. Accordingly, any potential investors in the Notes that are generally exempt from U.S. federal income taxation pursuant to Section 501(a) of the Code are urged to consult with their own tax advisors concerning the U.S. federal income tax consequences to them of investing in the Notes.

Non-U.S. Holders

      A non-U.S. Holder will not be subject to U.S. federal income taxes on payments of principal, premium (if any) or interest (including original issue discount) on a Note, unless the non-U.S. Holder is a direct or indirect 10% or greater shareholder of ML&Co., a controlled foreign corporation related to ML&Co. or a bank receiving interest described in Section 881(c)(3)(A) of the Code. However, income allocable to non-U.S. Holders will generally be subject to annual tax reporting on IRS Form 1042-S. For a non-U.S. Holder to qualify for the exemption from taxation, any person, U.S. or foreign, that has control, receipt or custody of an amount subject to withholding, or who can disburse or make payments of an amount subject to withholding (the "Withholding Agent") must have received a statement that (a) is signed by the beneficial owner of the Note under penalties of perjury, (b) certifies that the owner is a non-U.S. Holder and (c) provides the name and address of the beneficial owner. The statement may generally be made on IRS Form W-8BEN (or other applicable form) or a substantially similar form, and the beneficial owner must inform the Withholding Agent of any change in the information on the statement within 30 days of that change by filing a new IRS Form W-8BEN (or other applicable form). Generally, an IRS Form W-8BEN provided without a U.S. taxpayer identification number will remain in effect for a period starting on the date the form is signed and ending on the last day of the third succeeding calendar year, unless a change in circumstances makes any information on the form incorrect. If a Note is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the Withholding Agent. Under certain circumstances, the signed statement must be accompanied by a copy of the applicable IRS Form W-8BEN (or other applicable form) or the substitute form provided by the beneficial owner to the organization or institution.

      Under current law, a Note will not be includible in the estate of a non-U.S. Holder unless the individual is a direct or indirect 10% or greater shareholder of ML&Co. or, at the time of the individual's death, payments in respect of that Note would have been effectively connected with the conduct by the individual of a trade or business in the U.S.

Backup withholding

      Backup withholding at the applicable statutory rate of U.S. federal income tax may apply to payments made in respect of the Notes to registered owners who are not "exempt recipients" and who fail to provide certain identifying information (such as the registered owner's taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the Notes to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those non-U.S. Holders who are not exempt recipients.

      In addition, upon the sale of a Note to (or through) a broker, the broker must withhold on the entire purchase price, unless either (a) the broker determines that the seller is a corporation or other exempt recipient or (b) the seller provides, in the required manner, certain identifying information (e.g., an IRS Form W-9) and, in the case of a non-U.S. Holder, certifies that the seller is a non-U.S. Holder (and certain other conditions are met). This type of sale must also be reported by the broker to the IRS, unless either (a) the broker determines that the seller is an exempt recipient or (b) the seller certifies its non-U.S. status (and certain other conditions are met). Certification of the registered owner's non-U.S. status would be made normally on an IRS Form W-8BEN (or other applicable form) under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

      Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against the beneficial owner's U.S. federal income tax provided the required information is furnished to the IRS.

                             ERISA CONSIDERATIONS

      Each fiduciary of a pension, profit-sharing or other employee benefit plan (a "plan") subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), should consider the fiduciary standards of ERISA in the context of the plan's particular circumstances before authorizing an investment in the Notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the plan, and whether the investment would involve a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

      Section 406 of ERISA and Section 4975 of the Code prohibit plans, as well as individual retirement accounts and Keogh plans subject to Section 4975 of the Code (also "plans") from engaging in certain transactions involving "plan assets" with persons who are "parties in interest" under ERISA or "disqualified persons" under the Code ("parties in interest") with respect to the plan or account. A violation of these prohibited transaction rules may result in civil penalties or other liabilities under ERISA and/or an excise tax under Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Certain employee benefit plans and arrangements including those that are governmental plans (as defined in section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and foreign plans (as described in Section 4(b)(4) of ERISA) ("non-ERISA arrangements") are not subject to the requirements of ERISA or Section 4975 of the Code but may be subject to similar provisions under applicable federal, state, local, foreign or other regulations, rules or laws ("similar laws").

      The acquisition of the Notes by a plan with respect to which we, MLPF&S or certain of our affiliates is or becomes a party in interest may constitute or result in a prohibited transaction under ERISA or Section 4975 of the Code, unless those Notes are acquired pursuant to and in accordance with an applicable exemption. The U.S. Department of Labor has issued five prohibited transaction class exemptions, or "PTCEs", that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of the Notes. These exemptions are:

      (1) PTCE 84-14, an exemption for certain transactions determined or effected by independent qualified professional asset managers;

      (2) PTCE 90-1, an exemption for certain transactions involving insurance company pooled separate accounts;

      (3) PTCE 91-38, an exemption for certain transactions involving bank collective investment funds;

      (4) PTCE 95-60, an exemption for transactions involving certain insurance company general accounts; and

      (5) PTCE 96-23, an exemption for plan asset transactions managed by in-house asset managers.

      The Notes may not be purchased or held by (1) any plan, (2) any entity whose underlying assets include "plan assets" by reason of any plan's investment in the entity (a "plan asset entity") or (3) any person investing "plan assets" of any plan, unless in each case the purchaser or holder is eligible for the exemptive relief available under one or more of the PTCEs listed above or another applicable similar exemption. Any purchaser or holder of the Notes or any interest in the Notes will be deemed to have represented by its purchase and holding of the Notes that it either (1) is not a plan or a plan asset entity and is not purchasing those Notes on behalf of or with "plan assets" of any plan or plan asset entity or (2) with respect to the purchase or holding, is eligible for the exemptive relief available under any of the PTCEs listed above or another applicable exemption. In addition, any purchaser or holder of the Notes or any interest in the Notes which is a non-ERISA arrangement will be deemed to have represented by its purchase and holding of the Notes that its purchase and holding will not violate the provisions of any similar law.

      Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing the Notes on behalf of or with "plan assets" of any plan, plan asset entity or non-ERISA arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above or any other applicable exemption, or the potential consequences of any purchase or holding under similar laws, as applicable.

                          USE OF PROCEEDS AND HEDGING

      The net proceeds from the sale of the Notes will be used as under "Use of Proceeds" in the accompanying prospectus and to hedge market risks of ML&Co. associated with its obligation to pay the Redemption Amount in connection with the Notes.

                       SUPPLEMENTAL PLAN OF DISTRIBUTION

      MLPF&S has advised ML&Co. that it proposes initially to offer all or part of the Notes directly to the public on a fixed price basis at the offering prices set forth on the cover page of this pricing supplement. After the initial public offering, the public offering price may be changed. The obligations of MLPF&S are subject to certain conditions and it is committed to take and pay for all of the Notes if any are taken.

                                    EXPERTS

      The consolidated financial statements, the related financial statement schedule, and management's report on the effectiveness of internal control over financial reporting incorporated in this pricing supplement by reference from Merrill Lynch & Co., Inc.'s Annual Report on Form 10-K for the year ended December 31, 2004 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

      With respect to the unaudited interim condensed consolidated financial information for the three-month periods ended April 1, 2005 and March 26, 2004, the three-month and six-month periods ended July 1, 2005 and June 25, 2004 and the three-month and nine-month periods ended September 30, 2005 and September 24, 2004 which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for reviews of such information. However, as stated in their reports included in Merrill Lynch & Co., Inc.'s Quarterly Reports on Form 10-Q for the quarters ended April 1, 2005, July 1, 2005 and September 30, 2005 and incorporated by reference herein, they did not audit and they do not express opinions on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of
Section 11 of the Securities Act of 1933 for their reports on the unaudited interim condensed consolidated financial information because those reports are not "reports" or a "part" of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

                        INDEX OF CERTAIN DEFINED TERMS

Business Day.............................................................PS-11
Calculation Agent.........................................................PS-6
Ending Value..............................................................PS-4
Market Disruption Event..................................................PS-13
Minimum Redemption Amount.................................................PS-4
Notes.....................................................................PS-3
Participation Rate........................................................PS-4
Pricing Date..............................................................PS-4
Starting Value............................................................PS-4
Supplemental Redemption Amount............................................PS-4
Crude Oil Contract........................................................PS-3

================================================================================






                                [LOGO OMITTED]

                                1,000,000 Units

                           Merrill Lynch & Co., Inc.

                          Medium-Term Notes, Series C

                    95% Principal Protected Crude Oil Notes
                            due February   , 2011
                         $10 principal amount per unit


                    _______________________________________

                              PRICING SUPPLEMENT
                    _______________________________________









                              Merrill Lynch & Co.







                              January   , 2006

================================================================================